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                                                                    Exhibit 4.24

(English Translation)

                         Agreement on Limited Liability

Internet Initiative Japan, Inc. ("IIJ") and [name of outside director / outside statutory auditor], an outside director of IIJ, (the "Director") / an outside statutory auditor of IIJ, (the "Auditor") agree as follows in respect of limited liability for damages stipulated in Article 423 paragraph1 of the Corporation Law of Japan of the Director/the Auditor to the company pursuant to the provision of Article 427 paragraph 1 of the Corporation Law of Japan.

   Article 1. (Maximum Amount of Limited Liability)

If, after the execution hereof, the Director/the Auditor conducts any of the acts stipulated in Article 423 paragraph 1 of the Corporation Law of Japan as an outside director/an outside statutory auditor of IIJ and causes IIJ to sustain any damages as a result of such act, the Director/the Auditor shall, save for acts conducted by himself/herself with any willful misconduct or gross negligence, bear the limited liability for such damages amounting to 10 million yen or the aggregate of the amounts set forth in Article 425 paragraph 1 of the Corporation Law of Japan, whichever is higher.

   Article 2. (Expiration of Agreement on Limited Liability)

This Agreement shall expire at any time in the future if the Director /the Auditor becomes a director, an executive officer, or an employee entitled to execute the business of IIJ or a subsidiary thereof.

   Article 3. (In case of Reelection)

This Agreement shall apply to the acts which the Director/the Auditor conducts until he/she retires from the position of director of IIJ; provided, however, if upon expiration of the term of office as a director/a statutory auditor, the Director/the Auditor is reelected as a director of IIJ and assumes the position, this Agreement shall remain effective with respect to the acts conducted by such director/auditor after the reelection. The same shall apply thereafter.

   Article 4. (Deposit of Certificate of Stock Acquisition Rights)

If in case the Director/the Auditor possesses the certificate of stock acquisition right issued concerning the rights set forth in Article 288 paragraph 1 of the Corporation Law of Japan (including the certificate of stock acquisition rights issued concerning the rights set forth in Article 280-19 paragraph 1 of the Commercial Code of Japan which is granted pursuant to the resolution set forth in Article 280-21 paragraph 1 of the Commercial Code of Japan ) IIJ notifies the Director/the Auditor that the Director/the Auditor has caused IIJ to sustain damages by conducting the acts set forth in Article 423 paragraph 1 of the Corporation Law of Japan, the Director/the Auditor shall promptly deliver the certificate of stock acquisition rights to the care and custody of IIJ.

   Article 5. (Disclosure of Agreement on Limited Liability)

IIJ may disclose the existence and contents of this Agreement to a third party if such disclosure is required by provisions of applicable laws or regulations.

   Article 6. (Jurisdiction by Agreement)

Any incident or dispute arising out of or in relation to this Agreement shall be subject to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

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IN WITNESS WHEREOF, this Agreement is executed in duplicate, and with their seals and signatures affixed, each party retains one original, respectively.

June 28, 2006

                          IIJ:        Internet Initiative Japan, Inc.
                                      1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo,
                                      Japan

                                      Koichi Suzuki
                                      Representative Director

                          Director:   [name of outside director/auditor]